Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

November 28, 2016

Re:	Longwood Capital Group II Inc.

Registration Statement on Form S-1

Filed with the Securities and Exchange Commission on October 14, 2015

(Registration No. 333-207412)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Longwood Capital Group II Inc. (the “Company”), hereby applies for the withdrawal of its registration statement on Form S-1, File No. 333-207412, which was filed on October 14, 2015 (the “Registration Statement”).

Such withdrawal is requested because the Company does not plan to proceed with completion of the Registration Statement on Form S-1 due to financial constraints.

No sales of any of the Company's securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Very truly yours,

LONGWOOD CAPITAL GROUP II INC.

By:	/s/ Roy J. Meadows
Roy J. Meadows
President